Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Rescheduling of the General Meeting of Creditors

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that certain Company creditors filed a petition with the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, before which the Judicial Reorganization is pending (the “Court”), requesting the rescheduling of the General Meeting of Creditors (Assembleia Geral de Credores, or “AGC”), which was scheduled to be held on Monday, October 23.

In response to the request of the creditors, the Court approved the rescheduling of the AGC, establishing that the AGC should be held on November 6, 2017, for the first call, and, November 27,2017, for the second call.

Oi takes this opportunity to draw attention to the fact that, for the duration of the judicial reorganization proceeding, the Company’s management has been open to negotiations and committed to finding a viable solution which would contemplate the demands of all the parties involved, particularly ensuring the Company’s sustainability in the medium and long-terms, so that Oi can emerge from this proceeding with renewed strength and prepared to face the market challenges.

The Company’s management notes that Oi has been carrying out its regular activities displaying good business performance, providing its services up to standard and even recording improvement in quality indicators and client satisfaction rates.

The Company will keep its shareholders and the market informed about the developments of the issues addressed under this Material Fact.

Rio de Janeiro, October 20, 2017.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer and Director